[HECKMANN LETTERHEAD]

March 14, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: H. Roger Schwall

Re:	Heckmann Corporation

Registration Statement on Form S-3

Filed February 14, 2012

File No. 333-179518

Dear Mr. Schwall:

On behalf of Heckmann Corporation (the “Company”), I am pleased to respond as follows to the comment letter, dated March 12, 2012 (the “Comment Letter”), received by us from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), relating to the above-captioned Registration Statement on Form S-3 (the “Registration Statement”).

This letter is being submitted in response to the Comment Letter. Shown below are specific responses to the numbered paragraphs contained in the Comment Letter. For your convenience, I have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Registration Statement on Form S-3 Filed February 14, 2012

1.	Please obtain and file as an exhibit a new or revised opinion of counsel which addresses each of the following comments.

Response:

A revised opinion of counsel has been filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement in accordance with the comments and responses below.

Exhibit 5.1

2.	The assumption identified as (v) in the last paragraph on page 3 is overly broad insofar as it currently would extend to the Company and the Guarantors as well. Similarly, the references to the Company but not to the Guarantors in the assumptions identified as (a) and (b) on page 9 are too broad.

Response:

Exhibit 5.1 has been revised in accordance with Comment 2.

3.	With item (vi) in the last paragraph on page 3, counsel assumes in part that “the statements contained in the certificates and comparable documents of public officials, officers and representatives of the Company ... are true and correct.” However, Staff Legal Bulletin No. 19 (Division of Corporation Finance, October 14, 2011) makes clear that counsel may not include overly broad assumptions. Because the reference in item (vi) to “statements contained in the certificates and comparable documents” could include legal conclusions and not merely questions of fact, the assumption must be revised. It would be acceptable to assume that the representations are correct as to questions of fact. Please see SLB No. 19 at Section II.B.3.a.

Response:

Exhibit 5.1 has been revised in accordance with Comment 3.

4.	Counsel’s limitations suggest that the opinion does not extend to the laws of Texas, even though it is the state of incorporation of the two guarantors. The opinion will need to cover all applicable jurisdictions.

Response:

Exhibit 5.1 has been revised in accordance with Comment 4 to reflect that a separate opinion covers the laws of Texas.

Exhibit 5.2

5.	We may have comments once you file the omitted legality opinion that you reference in the exhibit list.

Response:

Exhibit 5.2 relating to matters of Texas law has been filed with Amendment No. 1 to the Registration Statement.

Closing Comments

In response to the Staff’s request, the Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding this letter, the Amendment, or any related matters, please do not hesitate to contact me at (412) 329-7275, or my attorney, Eulalia Mack of Reed Smith LLP, at (212) 549-0331.

Very truly yours,

/s/ DAMIAN C. GEORGINO

Damian C. Georgino
Executive Vice President, Corporate Development and Chief Legal Officer

cc:	James J. Barnes

Eulalia M. Mack

Nicholas A. Bonarrigo

(Reed Smith LLP)